SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*†

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679F 10 1
(CUSIP Number)

Leonard M. Tannenbaum 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes (i) Amendment No. 7 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, Amendment No. 5 filed on September 14, 2016 and Amendment No. 6 filed on October 5, 2016, (ii) Amendment No. 6 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, Amendment No. 4 filed on September 14, 2016 and Amendment No. 5 filed on October 5, 2016 and (iii) Amendment No. 14 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016 and Amendment No. 13 filed on October 5, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,205,292.622

	8.	Shared Voting Power 2,677,519

	9.	Sole Dispositive Power 5,205,292.622

	10.	Shared Dispositive Power 2,677,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,811.622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,677,519

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,677,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,677,519

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,677,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes (i) Amendment No. 7 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, Amendment No. 5 filed on September 14, 2016 and Amendment No. 6 filed on October 5, 2016, (ii) Amendment No. 6 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, Amendment No. 4 filed on September 14, 2016 and Amendment No. 5 filed on October 5, 2016 and (iii) Amendment No. 14 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014 (the “Tannenbaum Schedule 13D”), as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016 and Amendment No. 13 filed on October 5, 2016.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

The Purchase (as defined in Item 4) was financed through Mr. Tannenbaum’s personal funds, FSH’s working capital, borrowings by Mr. Tannenbaum and/or FSH or a combination thereof.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following:

On the terms and subject to the conditions of the PSA, the Buyers purchased 1,942,630 Shares of the Issuer from the Sellers for a per-share purchase price of $9.00, without interest (the “Purchase”), as follows: (i) 1,295,670 of such Shares were purchased by FSH on November 30, 2016 and a further 97 Shares were purchased by FSH on December 5, 2016; and (ii) all of the remaining 646,863 Shares that the Buyers were obligated to purchase under the terms and subject to the conditions of the PSA were purchased by Mr. Tannenbaum on November 30, 2016.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of each cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 5,098,783.622 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 2,677,519 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSH. The 2,677,519 Shares over which FSAM has shared voting and dispositive power are directly held by FSH.

(c) Not applicable, other than as disclosed in Item 4.

(d) FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,677,519 Shares beneficially owned by Mr. Tannenbaum and FSAM. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannenbaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2016

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS, L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer